UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission No. 000-54379

HUNTWICKE CAPITAL GROUP INC.

(Exact name of registrant as specified in its charter)

7 Grove Street

Topsfield, MA 01983

(978) 887-5981

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, Par Value $0.0001 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         8

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntwicke Capital Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized person.

Date: November 9, 2017	HUNTWICKE CAPITAL GROUP INC.

	By:	/s/ Brian Woodland
Brian Woodland
President